
Mail Stop 3561

April 24, 2009

Mr. Mark D. Chen
Chief Executive Officer
Pantheon Arizona Acquisition Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

> **Re: Pantheon Arizona Acquisition Corp.**
> **Form S-4/A**
> **File No. 333-155579**
> **Filed April 8, 2009**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A, Filed April 8, 2009

General

1.   We note your response to comment two from our letter dated March 3, 2009, that Pantheon Arizona "will become Pantheon Cayman…pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law," and that "there is only one entity to act in the capacity of registrant." Please provide us with opinions of counsel addressing how Cayman Islands and Arizona law will treat the proposed procedure, including an explanation of the relevant conversion and continuation procedures under

the laws of both jurisdictions. Please ask counsel to explain the statement that there is "only one entity," given the multiple jurisdictions involved.

2. We note your response to prior comment three. Please revise to clarify that the methodology used to value the aggregate consideration does not take into account potential dilution from the unregistered shares.

3. With respect to the prices paid to sellers, please revise the letter to shareholders and pages three, 50, and 60 to disclose the cash in trust value(s) and the approximate range of time value discounts that sellers agreed to.

4. We note the disclosure in the letter to shareholders, and elsewhere, that "Modern paid an option fee of $2,501,070 in the aggregate for the initial term…" We also note the disclosure on page one of Pantheon China's Form 10-K filed March 31, 2009, that Modern "was paid" an aggregate option fee of $2,501,070 for the initial term of the call options. Please revise or advise.

5. We note your response to our prior comment eight, and the disclosure that approximately 79.09% of the IPO shares are subject to the option agreements. Please revise the letter to shareholders and pages one, 51 and 142 to disclose the number of outstanding shares not subject to the agreements or held by officers, directors, or affiliates of Pantheon China, and the percentage of the IPO shares this represents. Also, tell us how you arrived at the 80.1% "needed to ensure approval of the business combination."

6. In this regard, we note the statement on the cover page and elsewhere that YA Global and Victory Park "agreed to grant their proxies to Pantheon's representatives in voting for the Extension Amendment." Advise us of the source, date, and terms of any agreements or arrangements for the voting of the shares held by YA Global and Victory Park. For example, it is unclear if the proxies were revocable.

7. If you are offering securities on a continuous basis after the redomestication, please ensure that the Calculation of Registration Fee Table makes the scope of the registered transaction clear.

8. We note your response to prior comment nine. Please expand your analysis of the applicability of the tender offer rules to the 70% purchases of Pantheon China's equity and related option agreements, as well as the potential share purchases by Golden Meditech contemplated by the acquisition agreement, as applicable, including an analysis of the *Wellman* factors.

Letter to Shareholders

9. We note your response to prior comments 10 and 21 and reissue the comments. We understand from your responses that the intermediaries are not "obligated to vote in favor" and there is "no assurance" that Modern will ultimately hold the shares after approval. It appears, however, that the discussions in November 2008 referenced on page

51, the related agreement and purchases on December 10, 2008, and other arrangements are intended to avoid the proposal being voted down similar to the parties' intent with respect to the extension proposal. We note the statement in response to prior comment 16 that "it is highly unlikely Golden Meditech will need to effect such purchases" due to Modern's call options to purchase 75.2% of the shares. Please revise accordingly and include the quantified information provided in response to prior comment eight.

10.   We note the information in the Form 8-Ks filed December 9 and 11, 2008 was not provided to investors in supplemental revised proxy materials. Please explain.

11.   We note your response to prior comment 12. We reissue that comment because your prospectus cover continues to exceed the one-page limitation in Item 501 of Regulation S-K. In this regard, your summary term sheet should begin on the first or second page of the disclosure document.

12.   We note your response to our prior comment 13. To the extent you believe the earn-out provision is not part of the consideration, please revise to clarify your belief.

13.   We note your disclosure that the selling shareholders have entered resolutions waiving "their redemption rights with respect to CCBS's redeemable shares, through June 30, 2009." Please revise to address the anticipated consequences if the proposed business combination is not completed prior to June 30, 2009 and the waivers expire, or advise.

Business Combination with CCBS; Acquisition Consideration, page 3

14.   We note your response to our prior comment 16. Please revise to state, if true, that under the acquisition agreement, Golden Meditech is obligated to purchase shares to facilitate the successful completion of the business combination, and include your analysis of why you believe such purchases are highly unlikely.

15.   With respect to comment three from our letter dated December 18, 2008, consider adding disclosure consistent with the discussion of potential securities law claims appearing on page four of the definitive proxy statement for the extension proposal.

16.   With respect to the discussion of conversion rights on page five, please advise us whether you believe your IPO prospectus contemplated investors physically holding their shares beyond the date of the vote, which would have permitted them to decide after the vote whether to sell their shares or deliver them to you for conversion.

17.   We note the revised disclosure on page seven that the estimated maximum indemnity obligation for Mr. Chen is approximately $66,000. Please revise to reconcile with the approximately $873,000 accrued expenses and $213,000 advances from officers and other liabilities disclosed on page F-4.

The Business Combination Proposal, page 50

Background of the Business Combination, page 51

18.   We note your response to prior comment 20, and we reissue the comment. It is unclear who initiated the discussions among Pantheon, CCBS and Modern, which individuals participated, and when the material discussions took place. It is also unclear who initiated discussions with the broker dealer and YA Global and Victory Park for the purchase of the shares for which the Pantheon's insiders were appointed the proxy on December 10, 2008. See Item 1005(b) of Regulation M-A.

19.   We note your response to our prior comment 22. Please revise here and page one to disclose the per share premiums that would be paid by Modern assuming exercise before and after the additional extension.

Comparable Companies Analysis, page 55

20.   We are unable to locate your changes to the valuation discussion in response to our prior comment 25. Please revise or advise.

21.   We are unable to locate the revisions regarding Mark Chen's and Jennifer Weng's involvement and past experience in compiling the market information and analyses, in response to our prior comment 27. Please revise or advise.

Management's Discussion and Analysis and Results of Operations of CCBS, page 91

Payment Methods for Subscribers, page 93

22.   We reviewed your response to our prior comment 35. Your revised disclosure attributes the increase in current accounts receivable to an increase in customers choosing payment option one (i.e. a one-time processing fee of RMB5,000 due at contract signing and a storage fee of RMB500 due annually in advance). Specifically, you attribute 56.6% of the RMB33.1 million increase in total accounts receivable from March 31, 2008 to September 30, 2008 to subscribers who selected payment option one. Considering that the processing fee and storage fee is payable when a customer signs a contract, it appears that you would not record a processing or storage fee receivable under payment option one (i.e. there is not a receivable because payment was collected when the contract was signed). Based on the foregoing, tell us how the increase in customers choosing payment option one resulted in an increase to current accounts receivable or revise your disclosure accordingly.

The Cord Blood Banking Industry, page 121

23.   We note your response to prior comment 38 and the statements on pages 124 and elsewhere regarding the "commissioned report." With respect to any statements

        attributed to Frost & Sullivan, provide the appropriate consent pursuant to Securities Act Rule 436.

<u>Directors, Executive Officers, Executive Compensation and Corporate Governance, page 143</u>

<u>Compensation of Directors and Executives Officers, page 147</u>

24.   We note your response to our prior comment 39, and we reissue the comment. Please provide the information required by Item 402 with respect to CCBS, Pantheon, and each person who will serve as a director or executive officer after the business combination. We redirect your attention to Interpretive Response 217.12 of the Compliance and Disclosure Interpretations for Regulation S-K, available at <u>www.sec.gov</u>.

<u>Exhibits</u>

25.   Please file the articles of incorporation of the Cayman entity, the legal opinion, and material agreements, such as agreements governing shares to be voted at the meeting. Please note that the staff will require sufficient time for review and possible comments.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum
Fax: (212) 407-4990